U.S. Securities and Exchange Commission
                                Washington, D.C.

                                                                 SEC File Number
                           Notification of Late Filing             33-35580-D
                                                                  CUSIP Number
                                                                  12284P 10 6

            [ ] Form 10-K [ ] Form 11-K [ ] Form 28-F [ X] Form 10-Q

                      For period ended: September 30, 2000

  Read instructions (on back page) Before Preparing Form. Please type or print

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: entire report


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Part I - Registrant Information
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Full Name of Registrant            Burst.com, Inc.


Former Name if Applicable          Instant Video Technologies, Inc.

Address of Principal Executive Officer (Street and Number)

                                   500 Sansome Street, Suite 500

City, State and Zip Code

                                   San Francisco, CA 94111


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Part II - Rules 12b-25 (b) and (c)
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          If the subject report could not be filed without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without -unreasonable effort or expense;

     [X] (b) The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report / portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.


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Part III - Narrative
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State below in  reasonable  detail the reason why the Form 10-K,  11-K,  28-F or
10-Q or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q could not be filed within the prescribed time period because of recent events requiring disclosure on the 10-Q. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The form 10-Q will be filed as soon as practicable, but in no event later than the fifth business day following the prescribed due date.


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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification.

     John C. Lukrich                   415                         391-4455
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         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net revenues were $94,377 and $480,526 for the three month and nine month periods ended September 30, 2000, respectively, versus none in the same periods in 1999. We completed the commercial release of our Burstware(R) suite of products in November 1999 and commenced shipments in February 2000. During the nine months ended September 30, 2000, we also introduced our content hosting service, which enables our customers to store their audio-video content on our Burstware servers for delivery to their employees, customers or other end-users over broadband networks. Orders for approximately $13,018, consisting of software license fees and hosting and other consulting services were taken during the quarter. Revenues of $45,937 not recognized or deferred relate to establishment of a returns reserve, deferral of customer support, hosting and other services that will be recognized as services are provided. The product cost of revenue recorded for the nine months ended September 30, 2000 consisted primarily of the cost of equipment purchased from a third-party, which was resold to a customer in connection with a software sale. Resale of equipment is not part of our sales strategy, and we do not plan to make such sales to any significant degree in the future. During the nine months ended September 30, 2000, our customer Interzest accounted for 65% of revenues. No other single customer accounted for more than 10% of our revenues.

     Operating expenses were $4,707,560 and $15,100,063 for the three month and the nine month periods ended September 30, 2000, respectively, as compared to $4,090,618 and $8,279,320 during the same periods in 1999. This resulted in total operating expenses increasing by $616,942 and $6,820,743 for the three month and nine month periods ended September 20, 2000, respectively, over the same periods in 1999. Research and development decreased during the three months ended September 30, 2000 and increased by $371,995 for the nine months then ended. There were increases of $885,405 and $4,401,648 for sales and marketing and $649,722 and $2,047,100 in general and administrative for the three month and nine month periods ended September 30, 2000, respectively, over the same periods in 1999. The increased costs were primarily a result of an overall increase in business activity and the establishment and expansion of our sales force and marketing programs in particular.


                  Burst.com, Inc.
     Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 14, 2000                   By:   /s/ John C. Lukrich
                                                 -----------------------------
                                                  John C. Lukrich
                                                  CFO

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
           International misstatements or omissions of fact constitute
                Federal Criminal Violations (Sec 18 U.S.C. 1001)

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